Exhibit 12
Calculation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preference Dividends to Earnings

	Nine
	Months
	Ended
	Sept. 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
	(in thousands, except ratios)
Earnings
Pretax income (loss) from continuing operations before noncontrolling interests and before income (loss) from equity investees	$35,669	$20,131	$(47,900)	$(16,158)	$(3,559)	$95
Fixed charges (see below)	5,358	9,373	72,110	30,389	8,054	1,825
Distributed income of equity investees	4,200	7,000	5,600	3,500	—	—

Less: noncontrolling interests	(3,200)	(2,265)	(3,685)	(1,913)	—	—

Total earnings	42,027	34,239	26,125	15,818	4,495	1,920

Fixed Charges
Interest expensed	4,388	8,255	70,618	29,137	7,587	1,568
Amortization of debt issuance costs	182	218	744	652	90	20
Interest within rental expense	788	900	748	600	377	237

Total fixed charges	5,358	9,373	72,110	30,389	8,054	1,825

Total preference dividends	—	—	3,291	5,099	4,195	2,364

Total fixed charges and preference dividends	$5,358	$9,373	$75,401	$35,488	$12,249	$4,189

Ratio of earnings to fixed charges	7.8	3.7	0.4	0.5	0.6	1.1
Ratio of combined fixed charges and preference dividends to earnings	0.1	0.3	2.9	2.2	2.7	2.2